No securities regulatory authority or regulator has assessed the merits of these securities or reviewed this document. Any representation to the contrary is an offence. This Offering (as defined herein) may not be suitable for you and you should only invest in it if you are willing to risk the loss of your entire investment. In making this investment decision, you should seek the advice of a registered dealer.

The information in this Offering Document relates only to the Offering (as defined below) and should be read together with (i) the preliminary prospectus supplement to be dated June 10, 2026 relating to the Public Offering (the "Prospectus Supplement"), together with the accompanying short form base shelf prospectus dated December 15, 2025 (the "Shelf Prospectus"), to which it relates, as amended or supplemented (collectively, the "Prospectus"), and each document incorporated or deemed to be incorporated by reference therein, and the registration statement on form F-10 (File No. 333-292023) (as amended, the "Registration Statement") filed with and declared effective by the United States ("U.S.") Securities and Exchange Commission (the "SEC"). under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act").

June 10, 2026

OFFERING DOCUMENT UNDER THE LISTED ISSUER FINANCING EXEMPTION

ADURO CLEAN TECHNOLOGIES INC.

(the "Company" or "Aduro")

SUMMARY OF OFFERING

What are we offering?

Securities:	The Company will offer (the "Offering") common shares without par value in the authorized share capital of the Company (each, a "Common Share").

Holders of Common Shares are entitled to receive notice of and to attend any meetings of shareholders of the Company and at any meetings of shareholders to one vote for each Common Share held, to receive dividends as and when declared by the directors of the Company and to receive a pro rata share of the assets of the Company available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up of the Company. There are no pre-emptive, conversion or redemption rights attached to the Common Shares. There are no provisions requiring a holder of Common Shares to contribute additional capital, and no restrictions on the issuance of additional securities by the Company. There are no restrictions on the repurchase or redemption of Common Shares by the Company except to the extent that any such repurchase or redemption would render the Company insolvent.
Offering Price:	US$15.20 (C$21.20)
Offering Amount:	Under the Offering, the Company is offering a minimum of 1,028,645 Common Shares and a maximum of 1,500,343 Common Shares, for gross proceeds of a minimum of US$15,635,404 and a maximum of US$22,805,214 (C$21,806,697.96 and a maximum of C$31,806,431.96), respectively.

Offering Structure:	A portion of the Offering (the "Public Offering") is being made pursuant to an underwriting agreement dated June 10, 2026 (the "Underwriting Agreement") entered into among the Company and Canaccord Genuity LLC, as the lead bookrunner (the "Sole Bookrunner"), and a syndicate of underwriters (together with the Sole Bookrunner, the "Underwriters") and pursuant to the Prospectus Supplement the Shelf Prospectus , which is anticipated to be filed on June 10, 2026 and the Registration Statement filed with and declared effective by the SEC. under the U.S. Securities Act (File No. 333-292023).

Subject to compliance with applicable regulatory requirements and in accordance with National Instrument 45-106 - Prospectus Exemptions ("NI 45-106"), the Company is offering common shares to purchasers resident in all provinces of Canada, except Québec, on a non-brokered private placement basis under the listed issuer financing exemption set forth under Part 5A of NI 45-106 (the "LIFE Exemption") and the Coordinated Blanket Order 45- 935 - Exemption from Certain Conditions of the Listed Issuer Financing Exemption (the "Order") (collectively, the "LIFE Offering"). Common Shares sold under the LIFE Offering will not be subject to a hold period pursuant to applicable Canadian securities laws.
Closing Date:	The Public Offering, is expected it will close on or about June 11, 2026 (the "Closing Date"). The LIFE Offering is expected to close on or about June 19, 2026 or such other date as the Company may determine, and, in any event, on or before a date not later than 45 days after the date of the news release announcing the LIFE Offering. The LIFE Offering may close in tranches.
Exchanges:	The Common Shares are listed and posted for trading on the Nasdaq Capital Market under the trading symbol "ADUR", on the Toronto Stock Exchange (the "TSX") under the trading symbol "ACT", and on the Frankfurt Stock Exchange under the trading symbol "9D5".
Last Closing Prices:	On June 9, 2026, the last trading day before the date of this Offering Document, the closing price of the Common Shares on the Nasdaq, TSX and Frankfurt Stock Exchange was US$16.88, C$23.46 and €14.80, respectively.

In this Offering Document, amounts expressed in Canadian dollars are referred to as "C$" and amounts expressed in United States dollars are referred to as "US$". All foreign exchange calculations set forth in this Offering Document is based on the exchange rate posted by the Bank of Canada on June 9, 2026 of US$1 = C$1.3947.

No securities regulatory authority or regulator has assessed the merits of these securities or reviewed this document. Any representation to the contrary is an offence. This Offering may not be suitable for you and you should only invest in it if you are willing to risk the loss of your entire investment. In making this investment decision, you should seek the advice of a registered dealer.

The Company is conducting a listed issuer financing under the LIFE Exemption and the Order. In connection with the LIFE Offering, the Company represents the following is true:

  The Company has active operations and its principal asset is not cash, cash equivalents or its exchange listing.

  The Company has filed all periodic and timely disclosure documents that it is required to have filed.

  The Company is relying on the exemptions in the Order and is qualified to distribute securities in reliance on the exemptions included in the Order.

  The total dollar amount of the LIFE Offering, in combination with the dollar amount of all other offerings made under the LIFE Exemption in the 12 months immediately before the date of the news release announcing the Offering, will not exceed the amount that is equal to 20% of the aggregate market value of the Company's listed securities as calculated in accordance with the Order, to a maximum of C$50,000,000.

  The Company will not close the LIFE Offering unless the Company reasonably believes it has raised sufficient funds to meet its business objectives and liquidity requirements for a period of 12 months following the distribution.

  The Company will not allocate the available funds from the LIFE Offering to an acquisition that is a significant acquisition or restructuring transaction under securities law or to any other transaction for which the Company seeks security holder approval.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Offering Document contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of applicable U.S. securities laws (collectively, "forward-looking information"), which is based upon the Company's current expectations, estimates, projections, assumptions and beliefs. Forward-looking information is made as of the date of this Offering Document. Forward-looking information in this Offering Document includes, but is not limited to, statements regarding: the anticipated terms and timing of the Offering, including the expected closing of the Public Offering and the LIFE Offering; the expected use of proceeds and the Company's use of available funds following completion of each of the Public Offering and the Life Offering; the development, scale-up and commercialization of the Company's technology, including anticipated timelines, costs and outcomes; the advancement of pilot plant operations and demonstration-scale development (including the FOAK Plant, as defined below); and the Company's business plans, objectives and strategy.

Forward-looking information relates to future events and future performance and is based on information currently available to the Company. Such statements are often, but not always, identified by the use of words such as "plans", "expects", "potential", "is expected", "anticipated", "targets", "estimates", "forecasts", "intends", "believes", or similar expressions, including negative variations thereof, or statements that certain events or conditions "may", "could", "would", "might" or "will" occur.

Forward-looking information is subject to a variety of risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such information. These risks and uncertainties include, without limitation: the Company's early stage of development and limited operating history; the Company's ability to successfully develop, scale and commercialize its technology; risks associated with pilot plant operations and scale-up to demonstration and commercial systems; the Company's ability to establish commercial partnerships or licensing arrangements; the Company's ability to generate revenue and achieve profitability; the availability of additional financing on acceptable terms; fluctuations in capital markets and general economic conditions; changes in technology or competitive alternatives; regulatory and environmental risks; operational risks; and other risks described in the Company's continuous disclosure filings available under the Company's profile on SEDAR+ at www.sedarplus.ca.

In addition, forward-looking information is based on a number of assumptions, including, but not limited to: the Company's ability to execute its business plan; the availability of capital; the continued development and performance of its technology; the ability to obtain required approvals; and general economic and market conditions. These assumptions may prove to be incorrect. Forward-looking information is inherently uncertain, and actual results may differ materially from those anticipated. The Company does not provide any assurance that forward-looking information will prove to be accurate, and readers should not place undue reliance on such information.

Except as required by applicable securities laws, the Company undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

SUMMARY DESCRIPTION OF BUSINESS

What is our business?

Aduro is an early-stage, Ontario-based clean technology company. The Company developed a highly flexible and adaptable chemical recycling platform, our Hydrochemolytic™ Technology platform, featuring three unique technologies: Hydrochemolytic™ Plastics Upcycling, Hydrochemolytic™ Bitumen Upgrading, and Hydrochemolytic™ Renewables Upgrading. The Company currently directs our Hydrochemolytic™ Technology ("HCT") platform toward these three principal application areas. Our technology transforms lower-value feedstocks into useful, higher-value chemical feedstocks and fuels, and is protected by our ten patents (seven granted and three pending). A key strength of our approach is technology versatility that may confer both economic and operational flexibility to minimize implementation risks and costs and maximize implementation speed while adapting to a given customer's specific needs.

Our future business model is based principally on licensing, royalties, and research and development ("R&D"). However, Aduro is still investigating different business models that may be a better fit to our operations. Monetization of the Aduro Clean Technologies platform through a licensing model reduces our need for capital while enabling a pathway to commercialization that our management believes is relatively straightforward, timely, and capital efficient.

Aduro is developing commercial partnerships by means of demonstration projects. Management believes this strategy has been demonstrated to be very effective for building a pipeline of customer interests and agreements. Among the intended business benefits are developing long-term customer and partner relationships, a better understanding of geographical territories behaviors and characteristics and the potential impact of the technology from an environmental, social, and governance criteria. Although our technology can be implemented in stand-alone operations, management currently believes its greatest economic relevance and impact are achieved through integration into existing thermal operation infrastructure; however, this may change as the waste plastic recycling market is relatively young and continues to evolve under changing global regulatory frameworks. To support this objective, Aduro is developing the Next Generation Process ("NGP") Pilot Plant, the FOAK Plant, and, if appropriate and validated, future commercial sites. These facilities are designed to validate our HCT at increasing scales, generate performance data, and provide tangible proof of commercial readiness. This approach is intended to enhance confidence among potential licensees and partners. While Aduro continues to investigate different business models, including direct operation and joint ventures, our primary focus remains on enabling licensing opportunities through successful demonstration of our technology.

Aduro has developed our technology platform to address different applications and market sectors. Aduro is currently in the stage of scaling up our technology to a commercial process for our plastic and bitumen applications but do not have a definitive timeline for scaling up our technology to a commercial process for our plastic and bitumen applications. In the meantime, Aduro is continuing to engage with prospective customers through technology evaluation projects to guide ongoing development. During the third quarter of fiscal 2026, Aduro completed commissioning close-out activities for its NGP Pilot Plant and transitioned the facility into initial operating campaigns. Following installation, mechanical completion, and system integration completed in December 2025, the Company concluded commissioning close-out activities across all major systems, including process, utilities, automation, and safety systems. The NGP Pilot Plant is functioning as an integrated process unit, supporting continuous operation and structured campaigns focused on learning, data generation, and optimization. These activities are intended to refine operating windows, optimize process stability, and generate performance data under longer-duration, fully integrated pilot plant conditions. The data generated from the NGP Pilot Plant since its commissioning is critical to determine the respective specifications for the next demonstration-scale plant (i.e., the FOAK Plant) and will provide necessary inputs for a life cycle assessment to assess and quantify the environmental performance of the HCT at a pilot scale.

In addition to the advancement of the NGP Pilot Plant, Aduro also made advancements towards the development of the first-of-a-kind demonstration-scale industrial plant (the "FOAK Plant"). Aduro selected the Chemelot Industrial Park in Sittard-Geleen, Netherlands, as the location for the FOAK Plant, where Aduro will deploy HCT for the chemical recycling of waste plastics, building on prior pilot scale validation. Aduro has completed the basic design of the FOAK Plant, selected its engineering partners and vendors, and is in the process of obtaining the required civil and environmental permits. The current permitting process was designed to accommodate potential future capacity expansion as part of the Company's long-term plan to develop the FOAK Plant into a commercial-scale site. Work is expected to commence on the FOAK Plant in calendar year 2026 and is expected to be completed by early calendar year 2028. These milestones reflect our ongoing progress toward commercial deployment of our technology.

The Company faces a number of challenges in our industry given that Aduro's approach is a new and different concept from the existing approaches in our industry and our technology is not yet tested in a commercial setting. Aduro also faces many of the common challenges in upscaling of chemical processes, including challenges related to mass- and heat transfer, and equipment design. Some particular challenges include the handling of solid or semi-solid feedstock (plastic waste, bitumen), and the high degree of contamination (especially in waste plastic). In addition, our industry has a significant amount of unsettled regulation and many different approaches and strategies, as well as competition from an oversupply of low-cost, oil-derived virgin plastic.

While Aduro has been successful with these engagements for the evaluation of our technology so far, and is currently in discussions with a number of prospective customers and potential partners for possible collaboration, Aduro does not currently have any definitive partnership agreements in place.

Our HCT platform is designed for advanced chemical recycling of plastic waste and partial upgrading of heavy crude oils (bitumen) among other applications. While the current commercialization milestones and timelines disclosed in the Prospectus focus on the plastics applications, Aduro continues to evaluate and develop the HCT process for the bitumen application. This work includes ongoing R&D activities, technology evaluation, and engagement with prospective partners in the oil and petrochemical sectors.

Recent Developments

Since late 2023, the Company has focused on advancing validation and commercialization of its HCT platform through technology development, pilot operations and customer engagement activities. In addition to the foregoing, other key developments of the Company include:

1. NGP Pilot Plant commissioning and operations - During fiscal 2026, the Company completed commissioning of its NGP Pilot Plant and transitioned the facility into initial operating campaigns. The NGP Pilot Plant is now operating as an integrated system supporting continuous processing, data generation and process optimization, including longer-duration operating campaigns intended to support scale-up and commercialization activities and to generate data to support scale-up and commercialization planning.

2. Pilot plant development and scale-up program - The Company has completed engineering design and construction activities for its pilot-scale systems and continues to generate operational data intended to support scale-up to demonstration and commercial systems , including process validation, performance optimization and evaluation under integrated operating conditions.

3. FOAK Plant development - The Company has completed the basic design of its FOAK Plant, selected key engineering partners and vendors, and advanced site evaluation activities , including identification of potential locations and site characteristics. Construction is expected to begin in early 2026, with commissioning targeted for early calendar year 2028. The FOAK Plant is intended to validate scalability of the HCT platform and support the Company's transition toward commercial deployment.

4. Customer engagement and industry collaboration - The Company continues to advance its Customer Engagement Program, working with industry participants across petrochemical, waste management and industrial sectors to evaluate the application of its technology on real-world feedstocks. These engagements are intended to support technology validation and guide commercialization and potential future licensing opportunities.

5. Expansion of testing scope and feedstock validation - Customer programs and internal research have expanded to include more complex and contaminated materials, including mixed plastics and industrial waste streams, supporting validation of the flexibility of the HCT platform across a broader range of feedstocks and operating conditions.

6. Strategic collaborations and development activities - The Company has entered into collaborations and memoranda of understanding with various industry participants to support pilot plant operations, feedstock sourcing, engineering development and demonstration-scale planning; however, these arrangements are generally at the evaluation or development stage.

7. European expansion - The Company established a European subsidiary to support commercialization activities in Europe and continues to evaluate development of a demonstration facility in the region, including potential integration with existing industrial infrastructure.

While these activities are intended to support commercialization, the Company does not currently have any definitive commercial partnership agreements in place.

Material facts

There are no material facts about the Common Shares being distributed that have not been disclosed in this Offering Document or in any other document filed by the Company in the 12 months preceding the date of this Offering Document.

What are the business objectives that we expect to accomplish using the available funds?

The Company intends to use the available funds to advance the development and commercialization of its HCT platform, and primarily to use the net proceeds from the Offering for expenditures related to the construction of its FOAK Plant, ongoing R&D costs, and the remainder for general corporate purposes and working capital, as more particularly described below. For more information see "What is our business?" above and "Use of Available Funds" below.

In summary, Aduro's key business objectives include:

1. Continuing operation and optimization of the NGP Pilot Plant to generate performance data and support scale-up.

2. Advancing engineering, design and early construction activities for the FOAK Plant.

3. Expanding customer engagement and evaluation programs.

4. Supporting ongoing R&D activities, including process optimization and feedstock validation.

5. Funding general and administrative requirements associated with commercialization activities.

Achievement of these objectives will depend on continued successful operation of the Company's technology, progress in scale-up activities and availability of capital.

The following table summarizes Aduro's planned milestones over the next 12 to 24 months to complete its current business objectives, including estimated costs, amounts incurred to date, timing, and key considerations or significant events which must occur in order for the Company to meet its business objectives.

Milestone	Estimated Cost Range	Amount Incurred to Date	Expected Timing	Key Considerations or Significant Events
Preliminary design of the FOAK Plant	US$286,800 - US$394,350	US$179,250	Design completion expected within 9 months	Completion of standard engineering design; no significant regulatory barriers.
Final design, site preparation, permitting, equipment ordering, and Commissioning of the FOAK Plant	To be determined	To be determined	Site selected in Q1 2026; commissioning targeted for early 2028	Dependent on confirmation of site specifications, equipment selection, operational data, and regulatory approvals and permitting.
Progress ongoing technology evaluation projects (Customer Engagement Programs)	Part of ongoing R&D costs; no direct estimate	US$Nil	Ongoing; timelines vary by organization	Customization based and dependent on receipt of feedback; no material regulatory barriers.
Accelerate and expand customer and industry partner engagement	US$179,250- US$537,750	US$71,700	Next 12-24 months	Significant events include establishing new partnerships and increasing marketing efforts.
Build patent and Intellectual Property portfolio	US$286,800 - US$430,200	US$152,004	Ongoing over next 12-24 months	Significant events include filing new patent applications and maintaining existing patents.

The total cost for the NGP Pilot Plant was approximately US$3,298,200, and all costs have been incurred by the Company to date. Costs for the FOAK Plant and commercial scaleup remain subject to significant uncertainty and will depend on future design, site specifications, and operational data. Any outstanding or future costs will be funded from available cash resources or future financings as appropriate. The Company is currently advancing its technologies toward commercialization; however, there can be no assurance to the timing of any potential commercial-scale deployment. Prospective investors are cautioned that the above represents the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those described above. See "Cautionary Note Regarding Forward-Looking Information".

USE OF AVAILABLE FUNDS

What will our available funds be upon the closing of the Offering?

		Assuming Minimum Offering(1)	Assuming Maximum Offering(2)
A	Amount to be raised by this Offering	US$15,635,404	US$22,805,214
B	Selling commissions and fees(3)	(US$938,124)	(US$1,368,313)
C	Estimated Offering costs (e.g., legal, accounting, audit)	(US$250,000)	(US$250,000)
D	Net proceeds of Offering: D = A - (B+C)	US$14,447,280	US$21,186,901
E	Working capital as at most recent month ended May 31, 2026 (deficiency)	US$39,000,000	US$39,000,000
F	Additional sources of funding	US$Nil	US$Nil
G	Total available funds: G = D+E+F	US$53,447,280	US$60,186,901

Notes:

(1) Assumes a closing of the Public Offering only.

(2) Assumes a closing of the Public Offering and the LIFE Offering in full.

(3) The estimated selling commissions and fees assumes that all subscribers to the LIFE Offering were introduced by a Finder (as defined below). For more information, see "Fees and Commissions" below.

How will we use the available funds?

Description of intended use of available funds listed in order of priority	Assuming Minimum Offering(1)	Assuming Maximum Offering(2)
Expenditures related to the engineering, design and construction of FOAK Plant(3)	US$10,000,000	US$13,000,000
Ongoing R&D, including NGP Pilot Plant operations and process optimization(4)	US$2,844,762	US$4,544,052
General corporate and administrative expenses(5)	US$1,602,518	US$3,642,849
Unallocated working capital	US$39,000,000	US$39,000,000
Total:	US$53,447,280	US$60,186,901

Notes:

(1) Assumes a closing of the Public Offering only.

(2) Assumes a closing of the Public Offering and the LIFE Offering in full.

(3) Expenditures related to the construction of the FOAK Plant relate to the development of Aduro's demonstration-scale Hydrochemolytic Technology plant, which represents the next phase in the Company's commercialization strategy. The FOAK Plant is intended to validate the scalability and commercial viability of the HCT platform for processing hard-to-recycle plastics. The FOAK Plant will build on the Company's pilot-scale development. The FOAK Plant is expected to support data generation for future configurable commercial solutions and will serve as a key milestone in Aduro's transition from pilot to commercial operations.

(4) Aduro is actively advancing the HCT platform through a structured R&D program that supports both pilot-scale and demonstration-scale development. These ongoing R&D costs will fund engineering, process optimization, and testing activities related to the Company's plastics and bitumen applications. R&D activities are conducted both in-house at the Company's facilities in London and Sarnia, Ontario and through external partnerships. These efforts focus on generating data to support commercial readiness. The Company's phased approach ensures that the technology evolves into a highly adaptable solution capable of addressing a wide range of feedstocks

(5) Estimated general corporate and administrative expenses are expected to include, without limitation:

  salaries, contractor and personnel costs (including those of the Company's directors and officers);
  professional fees, including legal, accounting and audit;
  insurance, including directors' and officers' insurance;
  office, facility and general operating costs;
  regulatory, listing and filing fees;
  investor relations activities and communications; and
  travel, conferences and related business development expenses.

The allocation above reflects the Company's current development priorities. Under the minimum offering scenario, the Company expects to prioritize continued pilot plant operations, process optimization and critical path workstreams for demonstration-scale development. Under the maximum offering scenario, additional funds are expected to accelerate engineering and development activities associated with the demonstration-scale plant.

The above allocation represents the Company's current intentions based on its present plans and business conditions and may be reallocated for sound business reasons. See "Cautionary Statement Regarding Forward-Looking Information".

The Company is an early-stage technology company that has not yet generated positive cash flows from operations. The Offering is intended to support ongoing development and commercialization activities.

How have we used the other funds we have raised in the past 12 months?

The Company has completed financings within the past 12 months, including U.S. public offerings conducted under the multijurisdictional disclosure system ("MJDS") adopted by the U.S. and Canada. The proceeds have been used primarily to support pilot plant development, R&D activities, and general corporate purposes, with no material variances from the disclosed use of proceeds.

Previous Financing	Intended Use of Funds	Use of Funds to Date
MJDS offering which closed on June 11, 2025	Aduro intended to use the net proceeds from such offering for ongoing R&D costs, expenditures related to the design, engineering and construction of its FOAK Plant and the remainder (if any) for general corporate purposes and working capital.	As set forth in the "Intended Use of Funds" in all material respects.
MJDS offering which closed on December 22, 2025	Aduro intended to use the net proceeds from the offering for expenditures related to the design, engineering and construction of its FOAK Plant and the remainder (if any) for ongoing R&D, general corporate purposes and working capital.	As set forth in the "Intended Use of Funds" in all material respects.

FEES AND COMMISSIONS

Who are the dealers or finders that we have engaged in connection with this Offering, if any, and what are their fees?

Dealers:	Under the Public Offering, pursuant to the Underwriting Agreement, the dealers the Company engaged include Canaccord Genuity LLC, as sole bookrunner, and a syndicate of Underwriters. Canaccord Genuity LLC is not registered as an investment dealer in any Canadian jurisdiction for the purposes of the Public Offering and, accordingly, Canaccord Genuity LLC will not offer and sell the Common Shares in Canada. Any sales in Canada by Canaccord Genuity LLC will be made through its affiliate, Canaccord Genuity Corp.

No underwriter has been engaged in connection with the LIFE Offering. The Company may pay finder's fees to registered investment dealers and other eligible finders (each, a "Finder") in respect of subscribers introduced by the Finder to the Company under the LIFE Offering.
Cash Commission:	Under the Public Offering, pursuant to the Underwriting Agreement, the Company agreed to pay the Underwriters a cash fee (the "Underwriters' Fee") equal to 6.0% of the aggregate gross proceeds of the Public Offering, being a cash fee equal to US$938,124.

The Company may also pay to each Finder, on the LIFE Offering closing date, a cash commission of 6.0% of the gross proceeds raised in respect of the LIFE Offering from subscribers introduced by the Finder to the Company under the LIFE Offering.
Fees and Expenses	Whether or not the Offering is completed, the Company will pay all expenses and fees in connection with the Offering, including the reasonable fees and disbursements of legal counsel to the Underwriters in connection with the Public Offering.

Do the Finders have a conflict of interest?

To the knowledge of the Company, it is not a "related issuer" or "connected issuer" of or to the Underwriters or any Finder, as such terms are defined in National Instrument 33-105 - Underwriting Conflicts.

PURCHASERS' RIGHTS

Rights of Action in the Event of a Misrepresentation

If there is a misrepresentation in this Offering Document, you have a right

(a) to rescind your purchase of these securities with the Company, or

(b) to damages against the Company and may, in certain jurisdictions, have a statutory right to damages from other persons.

These rights are available to you whether or not you relied on the misrepresentation. However, there are various circumstances that limit your rights. In particular, your rights might be limited if you knew of the misrepresentation when you purchased the securities.

If you intend to rely on the rights described in paragraph (a) or (b) above, you must do so within strict time limitations.

You should refer to any applicable provisions of the securities legislation of your province or territory for the particulars of these rights or consult with a legal adviser.

ADDITIONAL INFORMATION

Where can you find more information about us?

Security holders can access the Company's continuous disclosure filings on SEDAR+ at www.sedarplus.ca under the Company's profile.

For further information regarding the Company, visit our website at: www.adurocleantech.com.

In connection with the purchase of Common Shares under the Offering, investors will be required to enter into a purchase agreement that will include terms and conditions that are typical for private placements of Common Shares by reporting issuers similar to the Company.

The Company anticipates certain insiders of the Company may participate in the LIFE Offering. Any participation in the LIFE Offering by insiders constitutes a "related party transaction" as defined under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). However, the Company expects to rely on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 based on the fact neither the fair market value of the common shares offered under the LIFE Offering and subscribed for by the insiders (the "LIFE Shares"), nor the consideration for the LIFE Shares paid by such insiders, would exceed 25% of the Company's market capitalization as at the date hereof.

Investors should read this Offering Document and consult their own professional advisors to assess the income tax, legal, risk factors and other aspects of their investment in Common Shares.

CERTIFICATE OF THE COMPANY

This Offering Document, together with any document filed under Canadian securities legislation on or after June 10, 2025, contains disclosure of all material facts about the securities being distributed and does not contain a misrepresentation.

June 10, 2026

By:        "Ofer Vicus"
Name: Ofer Vicus
Title: Chief Executive Officer and a Director

By:        "Mena Beshay"
Name: Mena Beshay
Title: Chief Financial Officer and Corporate Secretary